UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86627T108

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		71,647,509*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

71,647,509*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,647,509*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.78%*
14	TYPE OF REPORTING PERSON

IN

* The 71,647,509 shares of Common Stock beneficially owned consist of (i) 56,296,533 shares of Common Stock, (ii) 11,365,921 shares of Common Stock, representing the number of shares of Common Stock the Reporting Person purchased in the Issuer’s rights offering and (iii) includes the exercise of warrants to buy 3,985,055 shares of Common Stock, which are exercisable until December 24, 2029.

2

CUSIP No. 86627T108

The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Person paid approximately $59,557,426 in exchange for 11,365,921 shares of Common Stock issued by the Issuer in the rights offering. The Reporting Person paid such consideration using personal funds.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer commenced a rights offering on April 21, 2021 to raise proceeds of approximately $75 million. The Reporting Person subscribed for his full basic subscription rights and oversubscription rights available in the rights offering, purchasing shares of Common Stock of the Issuer at a price of $5.24 per share on the same terms as those available to all holders of the Issuer’s Common Stock who received subscription rights in the rights offering.

Item 5.	Interests in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by the Reporting Person is based on 97,244,567 shares of Common Stock outstanding as of May 12, 2021, which is the total number of shares of Common Stock disclosed by the Issuer in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 13, 2021.

A.	Mr. Duggan
(a)	As of the close of business on May 12, 2021, through the holding of (i) 67,662,454 shares of Common Stock and (ii) warrants to purchase 3,985,055 shares of Common Stock, the Reporting Person beneficially owns 71,647,509 shares of Common Stock (the “Shares”). Shares held by the Reporting Person include shares held in his retirement accounts.

Percentage: Approximately 70.78%.

(b)	1. Sole power to vote or direct: 71,647,509
2. Shared power to vote or direct: 0
3. Sole power to dispose of or direct the disposition of: 71,647,509
4. Shared power to dispose of or direct the disposition of: 0
(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

3

CUSIP No. 86627T108

Pursuant to its terms, upon consummation of the Issuer’s rights offering, all principal and interest accrued on the Promissory Note issued by the Issuer to the Reporting Person on April 20, 2021 was repaid with proceeds from the Issuer’s rights offering.

4

CUSIP No. 86627T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

/s/ Robert W. Duggan
Robert W. Duggan

5

CUSIP No. 86627T108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	11,365,921	5.24	05/12/21